                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
    ACT OF 1934

For the transition period from                     to
                               -------------------    -------------------

                         Commission File Number 1-11377

                 CINERGY CORP. NON-UNION EMPLOYEES' 401(k) PLAN
                            (Full title of the plan)

                                  CINERGY CORP.
          (Name of issuer of the securities held pursuant to the plan)

                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                    (Address of principal executive offices)

                       Cinergy Corp. Non-Union Employees'
                                   401(k) Plan

                   Index to Financial Statements and Exhibits
                                                                        Page
                                                                         No.
                                                                         ---

(a)  Financial Statements

Report of Independent Public Accountants                                   3

Statements of Net Assets Available for Benefits
  as of December 31, 2001 and 2000                                         4

Statement of Changes in Net Assets Available for
   Benefits for the Year Ended December 31, 2001                           5

Notes to Financial Statements                                             6-9

Financial Statement Schedule (As required by the
   Employee Retirement Income Security Act):

Schedule I - Schedule of Assets Held at End of Year
   as of December 31, 2001                                                10

(b)  Exhibit 23 - Consent of Independent Public Accountants

(c)  Exhibit 99 - Confirmation Letter of Receipt of Certain
     Representations from Arthur Andersen LLP

Report of Independent Public Accountants
----------------------------------------

To the Plan Administrator of the
Cinergy Corp. Non-Union Employees' 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Cinergy CORP.  Non-Union Employees' 401(k) Plan (the Plan) as of December
31, 2001 and 2000, and the related  statement of changes in net assets available for benefits for the year ended December 31, 2001.  These  financial  statements and the  schedule  referred  to  below  are  the  responsibility  of the  Plan's management.  Our  responsibility  is to express  an  opinion on these  financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December  31,  2001,  and 2000,  and the  changes  in net assets  available  for benefits for the year ended  December  31, 2001 in  conformity  with  accounting principles generally accepted in the United States.

Our audits  were  performed  for the  purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (Schedule I) is presented for the purpose of  additional  analysis and is not a required part of the basic financial statements but is supplementary  information required by the
Department of Labor Rules and Regulations for Reporting and Disclosure under the
Employee  Retirement  Income Security Act of 1974. The supplemental  schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements  and, in our opinion,  is fairly  stated in all material  respects in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Indianapolis, Indiana,
May 20, 2002.

                  Cinergy Corp. Non-Union Employees' 401(k) Plan

                  Statements of Net Assets Available for Benefits
                         As of December 31, 2001 and 2000

                                                           December 31,

ASSETS:                                                2001           2000
-------                                                ----           ----

    Investments, at fair value (See Notes 3 and 4)  397,982,087    $402,831,213

    Employer's contribution receivable                2,985,517       3,539,120
                                                      ---------       ---------

         Net assets available for benefits         $400,967,604    $406,370,333
                                                   ============    ============

The accompanying notes and schedule are an integral part of these statements.

                 Cinergy Corp. Non-Union Employees' 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2001

ADDITIONS:
  Additions to net assets attributed to:
     Investment (loss) income:
        Net depreciation in fair value
          of investments (See Notes 3 and 4)                       $(29,612,795)
        Interest and dividends                                       15,021,201
                                                                     ----------
                Net investment loss                                 (14,591,594)

     Contributions:
        Participant                                                  17,491,289
        Employer                                                      8,981,903
        Rollover                                                        503,067
                                                                        -------
                                                                     26,976,259
                                                                     ----------
                 Total additions                                     12,384,665

DEDUCTIONS:
  Deductions from net assets attributed to:
     Benefits paid to participants                                  (21,164,621)
                                                                    -----------
                  Total deductions                                  (21,164,621)
                                                                    -----------

Net decrease prior to transfers                                      (8,779,956)
Interplan transfers (See Note 2)                                      3,377,227
                              -                                       ---------
                                                                     (5,402,729)

Net assets available for benefits:
Beginning of year                                                   406,370,333
                                                                    -----------
End of year                                                        $400,967,604
                                                                   ============

The accompanying notes and schedule are an integral part of these statements.

                 Cinergy Corp. Non-Union Employees' 401(k) Plan

                          Notes to Financial Statements
                           December 31, 2001 and 2000

(1)  Plan Description-
     ----------------

          The following  description of the Cinergy Corp.  Non-Union  Employees'
          401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete  description  of the Plan's provisions.

     (a)  General--The Plan is a defined  contribution  plan covering  non-union
          -------
          employees  of  Cinergy  Corp.  and  subsidiaries  (collectively,   the
          Company)  who meet minimum age and service  requirements.  The Plan is administered  by the Cinergy  Benefits  Committee  and trusteed by the
          Fidelity Management Trust Company  (Fidelity).  The Plan is subject to the provisions of the Employee  Retirement Income Security Act of 1974
          (ERISA), as amended. The administrative  expenses of the Plan are paid by the Company.

          Effective  January  1,  2000,  the  Plan was  amended  to  modify  the definition  of a change in  control  of the  Company.  This  amendment
          conforms  the  plan   document  to  a  standard   definition  of  what
          constitutes  a change in  control by  reducing  the  concentration  of voting  power  held by any one  person or group  from more than 50% to more than 20%. Also, this amendment clarifies the sources available to the Company for  contributing the employer match to the Cinergy Common
          Stock Fund (i.e.  authorized  and/or  unissued shares of common stock, treasury stock, etc.).  Finally,  this amendment provides that payroll deductions  that  are  used to  repay a  participant  loan may only be stopped under an order from a Federal Bankruptcy Court.

          Effective  January 1, 2000, the Plan was amended to permit the Company to automatically  enroll new full time employees eligible for the Plan at a 1%  deferral  rate.  The  contributions  made to the  plan on the employee's  behalf will be  invested in one or more funds  selected in accordance with procedures  established by the plan administrator.  If an employee  chooses not to participate,  Fidelity,  the  recordkeeper must be contacted by the employee to change the deferral rate to 0%.

          Effective  January 1, 2001,  the Plan was further  amended to increase the 1% tax contribution for automatic enrollment to 3%.

     (b)  Contributions--Under  the Plan,  participants may contribute up to 15%
          -------------
          of annual pre-tax  compensation,  as defined in the Plan document.  In addition,  a participant may make after-tax  contributions to the Plan which, when combined with pre-tax contributions, may not exceed 15% of base pay. Pre-tax and after-tax  contributions  are subject to certain limitations.  The pre-tax and after-tax  contributions are invested by the  trustee,  as  directed  by  each  participant,  in  one  or  more investment funds, including the Cinergy Common Stock Fund.

          The  Company  matches 60% of the first 5% of base pay  contributed  by each  participant.  An additional  incentive match of up to 40% of the first 5% of base pay that a participant contributes may be contributed at the  discretion  of the  Company's  Board of  Directors.  For those employees who do not contribute to the Plan,  the Company  contributes an incentive  match assuming the employee  contributed 1% of base pay.
          All employer  contributions are invested by the trustee in the Cinergy
          Common  Stock  Fund.  The  employer  contributions  must remain in the
          Cinergy Common Stock Fund until the participant reaches age 50 and are shown  in  Note  3  as  "Non-participant  Directed"  funds  until  the participant elects to transfer the funds to another investment option.

     (c)  Vesting--Participants  are immediately vested in all contributions and
          -------
          earnings thereon.

     (d)  Participant Accounts--Each  participant's account is credited with the
          --------------------
          participant's   contribution   and   allocation   of   the   Company's
          contribution   and  plan  earnings.   Allocations  are  based  on  the
          participant's account balance or contribution percentage as defined in the plan  document.  The benefit to which a participant is entitled is the  benefit  that  can be  provided  from  the  participant's  vested account.

          A  participant  may  elect  or  change  investment  funds  and/or  the contribution allocation percentage among funds at any time.

     (e)  Payments of  Benefits--Participants  are generally eligible to receive
          ---------------------
          distributions  of assets from the Plan upon  termination of employment including retirement, death, or disability.  Distributions are paid in a lump sum for vested  benefits of $5,000 or less.  Distributions  are paid in a lump sum or up to ten annual  installments  (at the election of the participant)  for vested benefits  greater than $5,000.  Active participants are also eligible to apply to the Plan  administrator for
          "hardship"  withdrawals  from their pre-tax account in accordance with
          Plan provisions.

     (f)  Participant  Loans--Subject to certain  limitations,  participants may
          ------------------
          apply for loans from their pre-tax account  balances.  Interest on the loan is set at the  prime  rate  plus 50 basis  points  at the time of
          borrowing,   and  the  loans  are   secured  by  the  balance  in  the
          participant's account. Loans are to be repaid within 54 months through regular payroll deductions.

(2)  Significant Accounting Policies-
    --------------------------------

     (a)  Basis of Accounting--The accompanying financial statements of the Plan
          -------------------
          are prepared on an accrual basis.

     (b)  Investment Valuation and Income  Recognition--Investments  of the Plan
          --------------------------------------------
          are stated at fair value.  Shares of registered  investment  companies are valued at quoted  redemption  prices which represent the net asset value of shares held by the Plan at year-end.  Company common stock is valued at its quoted  market  price.  Participant  loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date  basis.
          Interest  income is  recorded  on the  accrual  basis.  Dividends  are recorded on the ex-dividend date.

          Transfers  of  assets  between  the  Plan,  the  Cinergy  Corp.  Union
          Employees' 401(k) Plan, and the Cinergy Corp. Union Employee's Savings
          Incentive  Plan  occur as a  result  of a change  in  employee  status between  the  union  classification  and  the  exempt  and  non-exempt classification. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

     (c)  Use  of   Estimates--The   preparation  of  financial   statements  in
          -------------------
          conformity with accounting principles generally accepted in the United
          States  requires  management to make  estimates and  assumptions  that affect the  reported  amounts of assets and  liabilities  and  changes therein,  and disclosure of contingent  assets and  liabilities at the date of the  financial  statements.  Actual  results could differ from those estimates.

     (d)  Payments of Benefits--Benefit payments are recorded when paid.
          --------------------

(3)  Non-participant Directed Investments-
     ------------------------------------

     Information  about the net assets  and the  significant  components  of the changes in net assets relating to the non-participant  directed investments is as follows:

                                                       December 31,
                                                  2001               2000
                                                  ----               ----
Net assets:
   Cinergy Common Stock Fund                   $105,400,613        $100,582,951
                                               ============        ============

                                                                  Year Ended
                                                               December 31, 2001
                                                               -----------------
Changes in net assets:
  Contributions                                                     $8,981,903
  Dividends                                                          5,201,112
  Net appreciation                                                  (4,085,454)
  Benefits paid to participants                                     (3,305,081)
  Transfers to participant-directed investments                     (2,649,752)
  Inter plan transfers                                                 674,934
                                                                       -------
                                                                    $4,817,662
                                                                    ==========

(4)  Investments-
     -----------

     The fair value of individual  investments  that represent 5% or more of the
     Plan's net assets  available  for benefits as of December 31, 2001 and 2000 are as follows:

                                             2001                     2000
                                             ----                     ----
        Fidelity Magellan Fund            82,715,224               90,766,261
        Fidelity Equity-Income Fund       58,109,723               62,185,038
      * Cinergy Common Stock Fund        173,390,671              174,754,357

      * $105,400,613 is non-participant directed funds.

     During  2001,  the  Plan's  investments  (including  gains  and  losses  on investments  bought and sold, as well as held during the year)  depreciated in value by $29,612,795 as follows:

        Mutual funds                     $21,979,811
        Common stock                       7,632,984
                                           ---------
                                         $29,612,795
                                         ===========

(5)  Federal Income Tax Status-
     -------------------------

     The Internal Revenue Service has determined and informed the Plan by letter dated  June 26,  2000,  that the Plan and  related  trust are  designed  in accordance with applicable sections of the Internal Revenue Code (IRC). The
     Plan has been amended since receiving the  determination  letter.  However, the Plan administrator  believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

(6)  Plan Termination-
     ----------------

     Although  it has not  expressed  any intent to do so, the  Company  has the right under the Plan to discontinue  its  contributions  at any time and to terminate the Plan subject to the provisions of ERISA.

(7)  Related Party Transactions-
     --------------------------

     Certain Plan  investments  are shares of mutual funds  managed by Fidelity.
     Fidelity  is the  Trustee  as  defined  by the  Plan and  therefore,  these transactions qualify as party-in-interest  transactions. The Cinergy Common
     Stock Fund  holds  common  stock of the  Company as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(8)  Investment Risk-
     ---------------

     Investment  securities,  in general,  are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Further, due to the level of risk  associated  with certain  investment  securities,  it is reasonably  possible  that changes in the values of  investment  securities will occur in the near term and that such changes could  materially  affect the amounts reported in the accompanying statements of net assets available for benefits.

(9)  Subsequent Event -
     -------------------

     Effective  January 1, 2002,  the Plan was  restated to allow the portion of the Plan that is held at any one time in the Cinergy  Common  Stock Fund to be designated  as an Employee  Stock  Ownership  Plan within the meaning of
     Section  4975(e)(7)  of the Code  designed to invest  primarily  in Cinergy
     Corp.  stock and is intended to qualify under Section 401(a) of the Code as a stock bonus plan.

     In  addition,  the  portion of the Plan that at any one time is not held in the Cinergy  Common  Stock Fund is a profit  sharing  plan for  purposes of
     Section 401(a)(27)(B) of the Code that is intended to qualify under Section
     401(a).  This profit  sharing plan includes a cash or deferred  arrangement intended to qualify under Section 401(k) of the Code.

                                                                                                                          SCHEDULE I
                                            Cinergy Corp. Non-Union Employees' 401(k) Plan
                                                            EIN: 31-1385023
                                                           Plan Number: 102

                                  Schedule H, Part IV, Line 4i--Schedule of Assets Held at End of Year
                                                        As of December 31, 2001

   Identity of Issuer, Borrower,         Description of Investment, Including Maturity Date,
      Lessor, or Similar Party         Rate of Interest, Collateral, and Par or Maturity Value     Cost           Current Value
      ------------------------         -------------------------------------------------------     ----           -------------

*   Cinergy Corp.                            Common Stock
                                             Fund                                              $131,603,367        $173,390,671
*   Fidelity Investments                     Magellan Fund                                               **          82,715,224
*   Fidelity Investments                     Equity-Income Fund                                          **          58,109,723
*   Fidelity Investments                     U.S. Bond Index Fund                                        **           8,963,565
*   Fidelity Investments                     Diversified International Stock Fund                        **           7,214,921
*   Fidelity Investments                     Low-Priced Stock Fund                                       **          10,006,246
*   Fidelity Investments                     Freedom Income Fund                                         **             828,504
*   Fidelity Investments                     Freedom 2000 Fund                                           **           1,161,639
*   Fidelity Investments                     Freedom 2010 Fund                                           **           3,072,977
*   Fidelity Investments                     Freedom 2020 Fund                                           **           2,452,364
*   Fidelity Investments                     Freedom 2030 Fund                                           **           1,804,957
*   Fidelity Investments                     Freedom 2040 Funds                                          **              75,909
*   Fidelity Investments                     Blue Chip Fund                                              **          10,500,112
*   Fidelity Investments                     Spartan U.S. Equity Index Fund                              **           4,575,960
    Franklin Investments                     Small Mid-Cap Growth Fund                                   **           9,138,661
*   Fidelity Investments                     Retirement Money Market Fund                                **          16,330,085
*   Various Plan Participants                Participant Loans (interest rates ranging from 7.00-10.50%) **           7,640,568
          Total assets held at end of year                                                                         $397,982,087

*   Denotes a  party-in-interest
**  Cost omitted for participant directed investments

                                   SIGNATURES

Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the Plan
Committee  has duly caused this annual  report to be signed on its behalf by the undersigned hereunto duly authorized.

                       CINERGY CORP. NON-UNION EMPLOYEES'
                                   401(K) PLAN
                                   -----------

                              By /s/ DARLENE HUGHES
                                 --------------
                                 Darlene Hughes
                               Plan Administrator

May 31, 2002

                                                                      EXHIBIT 23

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent  public  accountants,  we hereby consent to the  incorporation by reference of our report dated May 20, 2002 included in the Annual Report on Form
11-K for the  year  ended  December  31,  2001 of the  Cinergy  Corp.  Non-Union
Employees'  401(k) Plan,  into Cinergy  Corp.'s  previously  filed  Registration
Statements File No. 33-56067 and 333-72898.

                                                             ARTHUR ANDERSEN LLP

Indianapolis, Indiana
May 31, 2002.